AMBER OPTOELECTRONICS INC.

2283 Argentia Road, Unit 10, Box 8,

Mississauga ON L5N 5Z2, Canada

Tel. 905 824 5306                                                                                                    Fax. 905.369.0149

January 2, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Attention:

Mr. Larry Spirgel

Assistant Director

Re:

Amber Optoelectronics, Inc.

Amendment No. 10 and Amendment 11 to Form S-1A

Filed December 3, 2008 and January 2, 2009 respectively

File No. 333-147225

Dear Mr. Larry Spirgel:

Please find enclosed our comments to your letter dated November 7, 2008, in reference to our Form S-1.

I consent to the use in this Registration Statement of Amber Optoelectronics Inc. on Form S-1 of your requirements dated November 7, 2008, which is a part of this Registration Statement.

Sincerely,

      /S/

John Campana

President

cc: Richard S. Lane, Esq.

Via Facsimile: (212} 737-3259

SEC Comments    Issued in responses to Amendment 10 and re-submitted to assist for # 11

Prospectus Cover Page

1.  We note the new legend you have included under the company's name and state of incorporation on the prospectus cover page. Please remove this legend, as it appears to be a legend that a company would include on a stock certificate for a private placement. Limit your prospectus cover page disclosure to only those items required by Regulation S-K Item 501. In this regard, if you intend to use the prospectus prior to its effective date, please reinsert the "Subject to Completion" legend set forth in Regulation S-K Item 501(b)(10).

# 1   Response    REMOVED

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”). THE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE RESOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE 1933 ACT OR AN OPINION OF COUNSEL THAT REGISTRATION IS NOT REQUIRED UNDER THE 1933 ACT.

2.

We note that you are registering all of your outstanding common stock for sale b)
the selling shareholders. Since you are registering all of your outstanding common stock, the offering does not appear to be a valid secondary offering that is eligible to be made under Rule 415(a)(l)(i). In order to conduct the offering as an indirect primary offering under Rule 415, you must fix the offering price for the duration of the offering and identify all the selling shareholders as underwriters. In the alternative, please revise to substantially reduce the number of shares being registered.

 #2    Response    REVISED

Header page 1,  Prospectus page 2,

Risk Factors, page 4

3.

Please complete the third risk factor beginning "Our net sales, net income and growth depend..." on page 5.

#3  Response      Removed

Our net sales, net income and growth depend largely on the economic strength of the markets that we serve, and if these markets become weaker, we could suffer decreased sales and net income.

     REPLACED  WITH   PAGE 4

Our customers use our products as components in their own products or in projects undertaken for their customers. Our ability to sell our products is largely dependent on general economic conditions of the markets that we serve, and if these markets become weaker, we would suffer decreased sales and net income

Selling Security Holders, page 7

4.

Please revise the selling security holders table as follows:

Remove the column "Trading Class;"

*

Set forth the amount of securities to be offered by each selling security holder. The table currently indicates that each selling security holders is offering zero shares;

*

Revise the column "Percent of Class" so that it indicates the percentage of the shares to be owned by each selling shareholder after the offering (assuming all]
shares being offered are sold); and

*

If you retain the column "Date Shares issued," disclose the date that Amber
Optoelectronics, Inc. issued the shares to each selling shareholder rather than the date that the selling shareholders received their shares in predecessor companies.

#4  Response        Page 7     All recommendations completed.

Terms of the Offering    CHANGED

The selling shareholders named in this prospectus are selling all of the shares of common stock registered through this prospectus. The selling stockholders are selling shares of common stock covered by this prospectus for their own account.

Page 13 the following text was removed.

i)   behalf of the Patent holders  was, in connection with the exclusive Licensing Rights regarding to the eight applications to the Asian patents. Agreed Value establish at $450,000.00 US The 100,000 shares issued to Mr. Richard Lane, plus the 200,000 shares given to each of the three directors was consideration given to the attorney and directors for services rendered, and to be rendered.

ii)   The issuance July 7, 2007 of  9,000,000 to Mr. Jack C. Chen, plus 750,000 shares to Mr. Chia Sheng Hsieh,   acting  as agent on behalf of the patent owners.

We are assuming that the shareholders of the 14,278,850 common shares beneficially owned by them which are being registered herein will be sold.  We cannot advise you as to whether the shareholders will in fact sell any or all of  their common shares held by each of them.  In addition, the selling shareholders may sell, transfer, disposed of, at any time and from time to time, the common shares in transactions exempt from the registration requirements of the Securities Act after the date on which they provided the information set forth in the above table.

None of our  current stockholders are broker-dealers or underwriters selling on behalf of the issuer. Neither is any selling stockholder an affiliate of a broker-dealer as defined under the Securities Act of 1933, Regulation C, and Rule 405 Definition of Terms.

 REPLACED WITH (ON PAGE 7)

The issuer is registering 14,278,850  shares of outstanding common stock held by non related or affiliated shareholders.

In an agreement entered into in December 2006 the 418 un-certificated, book-entry interest in Kerrie Acquisition Corp. exchanged shares with  Amber Optoelectronic, Inc. for each share of  record held.

14,278,850 Common Shares were exchange and a conforming Form D Registration was filed with the Securities and  Exchange Commission on January 19, 2007.

Of the 14,278,850 Common Shares  held by shareholders of Amber  None of the current shareholders are underwriters, brokers or affiliated with a brokers or underwriters, nor are any of the shareholders acting as a conduit for the issuer, or acting as an underwriter selling on behalf  of the issuer .

When and if any of the shareholders elect to sell their shares, the proceeds received from such sale will be for the benefit of the selling stockholder, and not for the benefit of the issuer.”

Page 15  History    The following Removed

and there was no sale of stock. This was not a Reg. D offering

Page 16  Current client base.           Changed Current

Advanced Technology Solutions Taipei, Taiwan

Multi Income Co., Ltd. Song De Rd. Taipei  Tiawan

Well Vision Co. Ltd. Nan King East Rd., Taipei, Taiwan

Gee Shing International Tech. Inc. Tao Yuan, Taiwan

Key Mouse Electronics Co. Ltd. Taipei County, Taiwan

Yu-Ging Technology Inc. Shu Lin, Taipei, Taiwan

Interests of Named Experts and Counsel, page 16

5.

Disclose that your counsel is offering 200,000 shares under the current registration statement.

 # 5    Response    This paragraph moved to   Page 21

Counsel only has 100,000 shares as referenced on page 21  and 22  These shares are not being registered.

6.

Provide Regulation S-K Item 303 disclosure for the fiscal years ended December
31, 2006 and December 31. 2007.

# 6   Response   Management's Discussion and Analysis or Plan of Operations, page 19

7.

We note your response to comment six from our letter dated September 19, 2008.
Please revise your disclosure throughout the prospectus to reflect the matters set forth in your response. For example: Provide risk factor disclosure of how few of your purchase orders are actually fulfilled.

Response  Page 5  paragraph  2 and Page 16  Client Base

*

Provide risk factor disclosure of the impact of the current economic condition;
on your clients and your business.

*

Response  Page 16   Page

*

Revise the subsection "Current Client Base" on page 17 to disclose only current clients who have recently purchased your products. Also delete your statement that "sudden loss of a customer appears to be a very remote possibility.

Response   Page 16   Customer Base

*

Discuss the known trends and uncertainties indicated in your response in your management's discussion and analysis on pages 19 through 21.

Response  See Page 19

Security Ownership of Certain Beneficial Owners, page 23

8.

Include Mr. Jack Chen and the shares he beneficially owns in the beneficial ownership table. In addition, remove your statement that the issuance of shares to Messrs. Chen and Hsieh was not a sale of securities, as a sale of a security under the Securities Act includes every contract of sale or disposition of a security or interest in a security, for value

# 8  Response Page 23    Correction made as recommended’

Recent Sales of Unregistered Securities, page 25

9.

Provide the disclosure required by Regulation S-K Item 701 regarding the issuance of your shares to the 418 shareholders of Kerrie Acquisition Corp. in exchange for their shares in Kerrie Acquisition Corp. in this section. Remove your statement on page 16 that the exchange of stock does not constitute a sale.

# 9  Response On  Page 15    History

Corrected as recommended

In an agreement entered into on December 29th, 2006 the 418 un-certificated, book-entry interest in Kerrie Acquisition Corp   agreed to accept in exchange for their shares, shares of Amber Optoelectronic, Inc.  On January 07, 2007 the 418 un-certificated, book-entry interest in Kerrie Acquisition Corp. received 14,278,850 shares of Amber Optoelectronic, Inc. for each share of record held.  Amber Optoelectronic, Inc. was entitled to use the exemption provided by Section. 504 of the Securities Exchange Commission relative to the exchange of its shares and other transactions described in such FORM D. A valid conforming FORM D was filed On January 19, 2007 by Amber Optoelectronic, Inc.. This action was only an exchange of stock.. There were no solicitations of  Shareholders.

10.

You disclose in the selling security holder table that several selling security holders received their shares on July 9, 2007 and July 16, 2007. Please provide the disclosure required by Regulation S-K Item 701 regarding the apparently unregistered sales by the company to those selling security holders within the last three years.

# 10   Response to #10   Page  24     Recent Sales of Unregistered Securities

Mr. Jack C. Chen, was issued  on July 07, 2007,  9,000,000 Common Shares of Amber Optoelectronics Inc..

Mr. Chia Sheng Hsieh was issued on November 26, 2007, 750,000 Common Shares of Amber Optoelectronics Inc..

The shares issued to the above whom acted as agents of the patent owners, in acquiring the exclusive patent rights utilized by Amber.

On February 07, 2008 each Director was issued 200,000 Common Shares for services rendered and to be rendered.

On February 07, 2008 Mr. Lane our Attorney was issued 100,000 Common Shares for services rendered and to be rendered.

Financial Statements for the Year Ended December 31, 2007 Notes to Financial Statement, page 32

11.

With regard to your discontinued operations of Mei Pao, please provide the disclosures required under paragraph 47 of SFAS 144, including the facts and circumstances that led to the disposal.

Response:  Page 33

Due to an employee theft, the Yixiang subsidiary became insolvent and management was forced to liquidate all of its remaining assets and reach settlement agreements with the bank and customers. The company recognized a gain on the settlement of debt in the amount of $1,020,816 and was legally released from any and remaining obligations by the creditors.

Note 2. Inventories, page 35

12.

We note your response to prior comment ten from our letter dated September 19,
2008. Please revise the footnote in the financial statements and expand your disclosures to fully explain the inventory reduction from 12/31/2006 to
12/31/2007. Also, tell us how you accounted for the settlement of customer advances, long-term debt and obligations to shareholders with inventory. For example, tell us whether the settlements resulted in any gains or losses and how those gains or losses were determined.

Response  Page 32

As of December 31, 2007 and 2006, inventories were not pledged or having insurance coverage.  Inventories were used to settle the following obligations of  Yixiang during 2007,

Advances to customers

747,567

Long term bank debt

298,248

Shareholders Loans

            120,980

       $1,166,745

Note 5. Short Term Borrowing, page 36

13.

We note your response to prior comment eleven from our letter dated September
19, 2008. In regards to the debt settlement resulting in the gain, please revise your footnote in the financial statements and explain the facts and circumstances surrounding the insolvency of your subsidiary, Yixiang, and briefly describe the settlement terms with the bank that allowed you to recognize the gain. For example, describe whether you were legally released from being the primary obligor under the liability, either judicially or by the creditor.

13.

Response: Page 33

Due to an employee theft, the Yixiang subsidiary became insolvent and management was forced to liquidate all of its remaining assets and reach settlement agreements with the bank and customers. The company recognized a gain on the settlement of debt in the amount of $1,020,816 and was legally released from any and remaining obligations by the creditors.

Attached hereto Exhibit

Find enclosed an Affidavit from our Legal Counsel in Taiwan with respect to Yi-Hsiang Optoelectronics Inc.

Financial Statements for the Period Ended June 30, 2008 Notes to Interim Financial Statements, page 49

14.

With regard to your discontinued operations of Mei Pao, please provide the disclosures required under paragraph 47 of SFAS 144, including the facts and circumstances that led to the disposal.

Response  PAGE 32 and 33

Due to an employee theft, the Yixiang subsidiary became insolvent and management was forced to liquidate all of its remaining assets and reach settlement agreements with the bank and customers. The company recognized a gain on the settlement of debt in the amount of $1,020,816 and was legally released from any and remaining obligations by the creditors.

As of December 31, 2007 and 2006, inventories were not pledged or having insurance coverage.  Inventories were used to settle the following obligations of  Yixiang during 2007,

Advances to customers

747,567

Long term bank debt

298,248

Shareholders Loans

            120,980

       $1,166,745

-

15.

We reissue comment 15 in our letter dated September 19, 2008. Provide the undertakings set forth in Regulation S-K Items 512(a)(l)(iii), 512(a)(3) and
512(a)(5). If you believe that it is not necessary to do so, please explain the basis for your omission.

Response  Page  62

Undertakings

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred to that section.

The undersigned registrant hereby undertakes to:

(1)   File, during any period in which we offer or sell securities, a post-effective amendment to this registration statement to:

        (i)      Include any prospectus required by section 10(a)(3) of the Securities Act;

(ii)

Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement.

(iii)

Should significant changes occur at any time during the offering period, we will file a Post-Effective Amendment to this registration statement, and if such post-effective amendment does not go effective immediately.

(2)    That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a  new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the bona fide offering thereof.

(3)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Amber Optoelectronics, Inc.  pursuant to its Articles of Incorporation or provisions of the Delaware Business Corporations Act, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant in the successful defence of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question, whether or not such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Mississauga, Province of Ontario, Canada on October 27, 2008.

Exhibit 5.1

16.

Please have counsel revise his consent to refer to the proper amendment to the registration statement or to simply state that he consents to the filing of his opinion as an exhibit to the registration statement.

17.

As appropriate, please amend your Form S-l in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please file on EDGAR a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Joseph Cascarano, Accountant, at (202) 551-3376 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415 or Kathleen Krebs, Special Counsel, at (202) 551-3350, with any other questions.

Larry Spirgel Assistant Director

cc:       Via facsimile: (212) 737-3259

Richard S. Lane. ESQ.